Filed by Royal Dutch Shell plc

     This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-3788

Date: October 28, 2004

LEGAL INFORMATION

The proposed transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell plc, to all ordinary shareholders of Royal Dutch Petroleum Company (“Royal Dutch”). You are urged to carefully review (i) the Royal Dutch offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell plc, (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Royal Dutch, regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in the Netherlands or filed with the SEC and (ii) other documents made public in the Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell plc, Royal Dutch, and The “Shell” Transport and Trading Company (“Shell Transport”) at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed transaction being satisfied (including the failure of Royal Dutch and Shell Transport shareholders to approve the proposed transaction); the costs related to the proposed transaction; the failure of the proposed transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell plc shares; the accounting implications of the proposed transaction; tax treatment of dividends paid to shareholders and other factors affecting the Royal Dutch/Shell Group of Companies (the “Group”) businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group’s businesses. None of Royal Dutch Shell plc, Royal Dutch and Shell Transport undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

THE FOLLOWING IS THE TRANSCRIPT OF AN INTERVIEW MADE AVAILABLE ON WWW.SHELL.COM
ON OCTOBER 28, 2004.

Not for release, publication or distribution in whole or in part into Canada or Japan.

Strategy and governance review and Q3 results —

Roddy McDougall, Editor-in-Chief, Cantos Communications	Hello and welcome to Shell Business View. I’m here with Jeroen van der Veer, now Group Chief Executive of Royal Dutch Shell. Jeroen, you’re making a series of important announcements today. Can you summarise the key points for us?

Jeroen van der Veer, Group Chief Executive, Royal Dutch Shell	Yes, this is really a big day. We are announcing three things. First, the outcome of the structure and governance review, so the proposals that we are going to make. Secondly, it is today normally third quarter, so our results. And thirdly, we have some new insights in our reserves and we are announcing that today as well.

Roddy:	And what have you decided on the structure and governance review in particular?

Jeroen:	We have tabled really far-reaching proposals. Let me describe what it is. We are going to form one company. So far there was Royal Dutch and Shell Transport and Trading, but we will make it one company. So this is the end of 60:40. We become one company with one share. But we are doing a lot more. In one company, of course, you get one Board. So there is one set of Non-Executive Directors, one CEO, one person who has to take full accountability. But also, one headquarters. So we are really making a lot of simplifications in the structure of the company.

Roddy:	How have you reached this conclusion?

Jeroen:	We looked at many alternatives and they all have their pros and cons. But I think the innovation in this structure is that we are making it one company but it is still clear that we have roots in two countries. For instance, the headquarters, the single headquarters, will be in the Netherlands. But the total company will be a Plc. So it will be a British company with headquarters in the Netherlands. Now this is quite unique.

Secondly, we are making the headquarters in the Netherlands, but we will keep a very significant presence in London. For instance, downstream oil. So oil products, global oil products and chemicals and trading they continue to be here in London.

Roddy:	What does this announcement today mean for Shell employees?

Jeroen:	I think it is better for all Shell employees that you have a very clear top structure and you know where the buck stops and I think it all helps us if we have one share. So we have much higher clarity to the outside world and we have made sure that we have the most efficient and effective decision making at the top. I think that is good news.

Of course, it will have effects, but that will be on a very few people. Our initial guess is maybe about 200 people may move their jobs from London to The Hague. But quite a significant part will be expatriates and you can use natural moves. And we have experience in Gas & Power on how to do that. So we have to work that out and that may, for some of them, not be welcome news and for others it may mean great opportunities.

Roddy:	There was a lot of discussion leading up to this point. Was it a unanimous decision by the Boards?

Jeroen:	Yes. I’m very pleased to say that the decision was taken on Wednesday 27 October and it was a unanimous decision by both Boards.

Roddy:	And how quickly can you implement this new structure? It’s not going to be easy is it?

Jeroen:	No, the structure is that we have now proposed it. They have all kinds of regulatory terms. But what it means as well, is that your shareholders have to approve it and, I have to say, the old parent companies they have their shareholders’ meeting in April which, if they give a green light, then we can, as far as we know it now and as far as we could study it, implement it in May 2005. So shortly after the shareholder meetings.

Roddy:	Why should we believe that this is really going to improve governance at Shell?

Jeroen:	When we set out we said; “Can we find a structure with better clarity, better accountability, more simple and more efficient?” Clarity, to be one company in a classic British model of a one tier Board is very clear.

Accountability, accountability will be arranged very well. There are Non-Executive Directors, a one tier Board with one CEO, very clear accountability.

And efficiency, of course, having one headquarters. It is now a one Plc company. That means that we can cut out a lot of travelling between London and The Hague and all the dual support structures for that.

So we all achieve that. Yes, I think it will really make a big difference.

Roddy:	But will it really help to improve Shell’s performance? Will it make Shell a more successful company?

Jeroen:	I think we have tabled now a very good long-term strategy. We did do that in September. Now the art is, of course, to deliver that strategy. So to deliver that performance and to do that with a sense of urgency. I’m convinced that with the top layers of our company in this simplified structure, that we really can help the Group by delivering better performance.

Roddy:	Turning to your Q3 results. On the face of it, good figures, record net income. How do you rate the performance?

Jeroen:	I have said this is again a satisfactory performance. You have to realise we have tail winds of high oil and gas prices. But we also have many good performances by our people and you can see that in the downstream, Oil Products and Chemicals, they are bound to have it difficult with such a high oil price. And you see that our results are really very satisfactory there as well. In this kind of business environment, I would like to thank our people for that.

Roddy:	But what about the reserves update that you’ve also given today?

Jeroen:	Yes, the difficult news today is that we have a certain volume of barrels where we are not sure whether they are absolutely correctly booked. We have still to study that. It has still to go to the Reserves Committee. But we have already indicated that to the market. Now why is that? Over the summer we trained 3,000 people in Shell on how to make sure that the Shell guidelines are in line with the SEC guidelines and to do an absolutely appropriate job. So a lot of new training, new processes, new audits and this news came out.

Now in the whole wish for us to be transparent about the issue, we feel we don’t wait until we have all the steps completed etc. We simply share it with the market. We realise it gives uncertainty, but it is better than to hide it and it can all help us one day to say we now finally have all the reserves issues behind us.

Roddy:	And when do you hope those steps will be completed?

Jeroen:	We have given now an in-between update. We would like in this very detailed way our people do it now, all the thousands of people. We have set ourselves as a target before our year-end closure that we have done all fields, all reservoirs and we go for that.

Roddy:	What are your immediate priorities as Group Chief Executive?

Jeroen:	The first priority is of course, and it shows again today, everything about reserves. We have to get that right. This is not a very simple exercise – as came out today again. But we are determined to get this reserves issue behind us.

The second priority is, of course, keep your eye on the business. A lot is changing in the world. We now have much higher oil and gas prices than we thought a year ago. There are all kind of changes in the industry. How do you invest your money? That is basically, keep your eye on the business, as we say.

Thirdly, and you see this is a good step, I have always said the Shell culture was not always wrong in the past. That’s absolutely not true. But we have to form the culture with each other, let’s say, for the coming 100 years. You have to look forward. So we have to adapt certain things in our culture.

And then of course, having this structure and governance, as proposed now, will help that as well. That’s what it means. So the priorities are: get the reserves issue behind us; eye on the business and make sure that we have the appropriate culture, structure and governance for the future.

Roddy:	Jeroen, thanks very much.

If you have any comments on this interview, please e-mail them to businessview@shell.com or fill in the feedback form on this page. Thank you for watching and goodbye.